

September 4, 2015

Via E-mail
Mr. Joseph Tung
Advanced Semiconductor Engineering, Inc.
Room 1901, No. 333, Section 1 Keelung Rd.
Taipei, Taiwan, 110
Republic of China

> **Re:** **Siliconware Precision Industries Co., Ltd.**
> **Amendment No. 5 to Schedule TO-T**
> **Filed September 3, 2015 by Advanced Semiconductor Engineering, Inc.**
> **File No. 005-79592**

Dear Mr. Tung:

We have reviewed your filing and have the following comments.

General

1. We note additional disclosure responsive to Rule 14d-1(d)(2)(ii). This disclosure does not include any discussion of litigation risk. Please advise as to your determinations in this regard.

How long do I have to decide whether to tender in the U.S. Offer?, page 7

2. Revised disclosure indicates that, subject to applicable law, if the ROC Offer is extended, Purchaser expects that the U.S. Offer will be extended so that each Offer expires on the same calendar day and vice versa. Please clarify your disclosure by describing the circumstances under which the U.S. Offer would not be extended so that it expires on the same calendar day as an extended ROC Offer. Please also provide an analysis as to how this would be consistent with Rule 14d-1(d)(2)(ii).

Acceptance for Payment and Payment, page 13

3. We note your response to prior comment 6. The disclosure cited in that comment provides that, upon your deposit of the aggregate purchase price with your appointees, your obligation to make payment will be satisfied, and tendering holders must thereafter look solely to your appointees for payment of net amounts owed to them. Please advise how it would be consistent with Rule 14e-1(c) for holders not to be paid the purchase price by virtue of a default by your appointees in delivering funds to holders.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       George R. Bason, Jr., Esq.
       Davis Polk & Wardwell LLP